FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	June	…………………………………………………… ,	2013

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....	June 27, 2013	By ……/s/…… Shinichi Aoyama………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Retained Earnings Dividend

June 26, 2013
Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First section) and other Stock Exchanges]

Inquiries: Shinichi Aoyama General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Retained Earnings Dividend

At a Board of Directors meeting held on June 26, 2013, Canon Inc. (the “Company”) passed a resolution regarding distribution of a retained earnings dividend, record date June 30, 2013, as follows.

1.	Dividend Details

	Determined amount	Most recent dividend forecast (Announced April 24, 2013)	Previous period result (First half of fiscal year 2012)
Record date	June 30, 2013	June 30, 2013	June 30, 2012
Dividend per share	65 yen	Undetermined	60 yen
Total dividend amount	74,932 million yen		70,270 million yen
Effective date	August 27, 2013		August 27, 2012
Dividend resource	Retained earnings		Retained earnings

2.	Reason

The Company works to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

The Company plans to distribute an interim dividend of ¥65 per share for the fiscal year ending December 31, 2013 (the 113th Business Term), half the amount of the annual dividend paid out in fiscal year 2012 (includes commemorative dividend), to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.